Filed by Real Asset Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IQM Finland Oy

Commission File No. 333-295867

IQM Quantum Computers’ Public Debut Via Business Combination with RAAQ Gives Investors A New Way To Play The Quantum Computing Market

As investors search for the next major technology trend beyond AI, quantum computing is attracting growing attention for its potential to reshape industries ranging from drug discovery and transportation to cybersecurity. In fact, the technology is increasingly being seen by some as a complementary technology to AI that could grow alongside it.

At the same time, when it comes to investing in the technology that makes all this possible, investors have historically focused on a small group of publicly traded quantum computing companies, assigning them multi-billion-dollar valuations. Take IonQ Inc. (NYSE: IONQ) as one example. It has a market cap of about $21 billion. Meanwhile, Rigetti Computing Inc. (NASDAQ: RGTI) sports a market cap of around $7 billion. However, there are also players in the space that haven’t tapped the public markets yet.

Move Over Big Caps

One such player is IQM Quantum Computers, the European quantum computing company, which plans to list publicly soon through a SPAC merger with Real Asset Acquisition Corp. (NASDAQ: RAAQ). RAAQ shareholders will vote to approve the deal on June 25, and the transaction is expected to close as soon as possible thereafter, subject to satisfaction or waiver of the applicable closing conditions. Upon closing of the transaction, all shares in RAAQ will convert, on a one-for-one basis, into American depositary shares of IQM. Once the transaction closes, IQM is expected to have an implied valuation of about $1.9 billion and will have pro forma cash of up to $477 million, prior to giving effect to any exercises of redemption rights for cash by RAAQ shareholders. IQM ADSs will trade on the Nasdaq Global Market under the symbol IQMX.

IQM is already well-established in the market, having already sold 23 quantum computers, built more than 30 and delivered 18 computers globally. In 2025, IQM reports that it generated about $36 million in revenue, growing significantly from the past year. IQM’s customers include four of the world’s top ten supercomputing centers and leading research institutions, including Oak Ridge National Laboratory in the U.S. That’s a big deal because one of the biggest questions surrounding quantum computing is whether customers are willing to pay for the technology today. These factors may explain why institutional investors were willing to invest $146 million in IQM’s upsized PIPE transaction conducted concurrently with the SPAC merger.

Willing To Spend

Top-tier institutions also appear willing to bet on IQM, given that many have chosen the company after evaluating multiple technologies before making long-term infrastructure commitments. That, says the company, provides powerful third-party validation that quantum computing is moving beyond research and into real-world deployment. As CEO Jan Goetz recently told CNBC, “Many people think quantum is still a technology thing and it’s not clear which technology wins and how to build a quantum computer. We think we are far beyond that. It’s actually about the adoption and putting quantum computing to use.”

Plus, IQM reports that it had about $77 million in revenue backlog as of December 31, 2025, which shows that it has customers who are willing to pay for quantum computing, locking in future revenue. For investors, the backlog highlights commercial momentum, provides visibility into future revenue and reflects a runway of future system deployments.

But interested individuals don’t have to rely on IQM for evidence that the quantum computing market is poised for growth. The opportunity extends well beyond the quantum computing market itself, with McKinsey estimating the technology could unlock up to $2.7 trillion in economic value by 2035.

AI & Quantum Computing: Better Together

While AI has become the defining technology investment theme of the decade, many leading supercomputing centers and research institutions are investing in both AI and quantum computing as they prepare for the next generation of computing.

IQM systems are already deployed in advanced computing environments where researchers are exploring how quantum technologies can complement future AI workloads.

As AI models become larger and computational challenges become more complex, quantum computing is increasingly viewed as a complementary capability rather than a competing technology. For investors looking beyond today’s AI cycle, quantum computing is among the areas being watched by some as a potential next-generation opportunity.

Instead of competing with AI for investment dollars, quantum computing is increasingly complementing the technology, a trend which could bode well for IQM, given it is an established leader with a proven track record, top-tier customers and $77 million in backlog.

Goetz also shared with CNBC that he believes the timing is right: “The technology is ready. The adoption is coming. We have successful sales cases around the world.”

Featured image from Shutterstock.

This post contains sponsored content and was created in collaboration with a third-party partner. Benzinga is a publisher and does not provide personalized investment advice or act as a broker or dealer. This content is for informational purposes only and is not intended to be investing advice or an offer or solicitation to buy or sell any security.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination transaction, IQM Quantum Computers Oy (f/k/a IQM Finland Oy) (“IQM” or the “Company”) filed a registration statement on Form F-4 (the “Registration Statement”), which was declared effective by the SEC on June 5, 2026 and RAAQ mailed the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of the record date for voting at the meeting of RAAQ’s shareholders to be held in connection with the proposed business combination (the “Extraordinary General Meeting”). The Registration Statement and the definitive proxy statement/prospectus contain important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. RAAQ and IQM may also file other documents with the SEC regarding the proposed business combination. RAAQ’s shareholders and other interested persons are advised to read the Registration Statement, the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about RAAQ, IQM and the proposed business combination. Shareholders may obtain copies of the Registration Statement, the definitive proxy statement/prospectus, and the other documents filed or that will be filed by RAAQ and IQM with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by IQM and its management, and RAAQ and its management, as the case may be, are inherently uncertain. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the successful consummation and potential benefits of the proposed business combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from RAAQ’s trust account and redemptions by RAAQ’s public shareholders; the Company’s ability to commercialize its hardware and software; the expectation that the Company is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and RAAQ.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s concentration of revenue in contracts with government or state-funded entities; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of RAAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or RAAQ; failure to realize the anticipated benefits of the proposed transaction; the ability of IQM or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in the Registration Statement and RAAQ’s and the Company’s other filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, RAAQ or the combined company resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and RAAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and RAAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in RAAQ is not an investment in any of RAAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of RAAQ, which may differ materially from the performance of RAAQ’s founders’ or sponsors past investments.

Participants in the Solicitation

RAAQ, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from RAAQ’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RAAQ’s shareholders in connection with the proposed business combination are set forth in the Registration Statement and the definitive proxy statement/prospectus filed with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Any potential dual listing of IQM’s ordinary shares on the Helsinki stock exchange referred to in this communication would be made by means of a prospectus as set out in the EU Prospectus Regulation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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